

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

November 20, 2013

<u>Via Facsimile</u>
Henryk Dabrowski
Chief Executive Officer
Alternet Systems, Inc.
2665 S. Bayshore Drive, Suite 301
Miami, FL 33133

> **Re: Alternet Systems, Inc.**
> **Form 8-K, Item 4.02**
> **Filed November 19, 2013**
> **File No. 000-31909**

Dear Mr. Dabrowski:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within five business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

1.   Please amend your filing to identify all of the specific financial statements that should no longer be relied upon. In this regard, please clarify the interim periods during 2012 that should no longer be relied upon. In addition, your disclosure in the final paragraph does not appear to address the periods ended March 31, 2013 and June 30, 2013 that are noted earlier in the filing. Refer to paragraph (a)(1) of Item 4.02 of Form 8-K.

2.   Please amend your filing to provide a brief description of the facts underlying the conclusion to restate your financial statements. Refer to paragraph (a)(2) of Item 4.02 of Form 8-K.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are

Henryk Dabrowski
Alternet Systems, Inc.
November 20, 2013
Page 2

in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions, please contact me at (202) 551-3739.

Sincerely,

/s/ Ryan Rohn

Ryan Rohn
Staff Accountant